Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (File Nos. 333-98435-99, 333-120312, and 333-119309) on Form S-8 of NewMarket Corporation of our report dated June 4, 2009, with respect to the statements of net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates as December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Savings Plan for the Employees of NewMarket Corporation and Affiliates.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Glen Allen, Virginia
June 4, 2009